EXHIBIT 99.1

Galapagos presents pre-clinical data with selective ADAMTS-5 inhibitor GLPG1972 for osteoarthritis at OARSI

Mechelen, Belgium; 29 April 2017, 7.30 CET - Galapagos NV (Euronext & NASDAQ: GLPG) announces presentation of pre-clinical pharmacology data with GLPG1972 at the Osteoarthritis Research Society International (OARSI) annual meeting today in Las Vegas, USA.

Galapagos and collaboration partner Servier are developing a potential disease-modifying oral therapy for osteoarthritis with GLPG1972.

Galapagos today discloses that GLPG1972 is a potent and highly selective inhibitor of ADAMTS-5, a  well-established target in the literature for osteoarthritis. ADAMTS-5 is a key enzyme involved in cartilage breakdown (Larkin 2015). At the OARSI 2017 World Congress, Galapagos presents pre-clinical pharmacology data with GLPG1972 showing cartilage protection in both rodent and human explant assays. Disease-modifying activity with GLPG1972 in the gold-standard, destabilization of the medial meniscus (DMM) rodent model will also be presented.

Galapagos previously announced that a Phase 1 study in healthy human volunteers demonstrated favorable safety and PK profiles of GLPG1972, and up to 60% reduction in a cartilage breakdown biomarker within two weeks of treatment. This biomarker is serum ARGS-neoepitope, which is formed from cartilage through ADAMTS-5 and thus serves as a biomarker for target engagement.

"Osteoarthritis is a disease with very limited treatment options, and none which actually addresses the cause of the disease.  By inhibiting ADAMTS-5, for which the literature evidence is growing,   GLPG1972 could play a central role in osteoarthritis," said Dr Piet Wigerinck, Chief Scientific Officer of Galapagos. "We are eager to see if we can repeat in patients the same impact on cartilage breakdown biomarker ARGS-neoepitope as we saw in healthy volunteers."

In July 2010, Servier and Galapagos announced their alliance to develop innnovative oral medicines for the treatment of osteoarthritis. Galapagos is responsible for the discovery and development of new candidate drugs against novel targets, and Servier has an exclusive option to license these candidates after the completion of the Phase 1 trial and Phase 2A enabling activities. Under this agreement, Galapagos is eligible to receive up to €290 million in success-based milestones, plus royalties on sales.

Galapagos plans to initiate a Phase 1b study in osteoarthritis patients in the United States this quarter. Galapagos has the full US commercial rights in the osteoarthritis collaboration with Servier.

Presentation title: "GLPG1972: A POTENT, SELECTIVE, ORALLY AVAILABLE ADAMTS-5 INHIBITOR FOR THE TREATMENT OF OA "
OARSI Session: Concurrent Session 8 - OA Treatments
Presentation Time: today at 11:55 AM - 12:05 PM MDT

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Our pipeline comprises Phase 3, Phase 2, Phase 1, pre-clinical, and discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 530 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

Contacts

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications	Director Communications
+1 781 460 1784 Paul van der Horst Director IR & Business Development +31 6 53 725 199	+31 6 53 591 999 communications@glpg.com
ir@glpg.com

Forward-looking statements
This release may contain forward-looking statements, including statements regarding Galapagos' strategic ambitions, the mechanism of action and profile of GLPG1972, the anticipated timing of clinical studies with GLPG1972 and the progression and results of such studies. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing and planned clinical research programs may not support registration or further development of GLPG1972 due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partner for GLPG1972, Servier), and estimating the commercial potential of Galapagos' product candidates. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on form 20-F filed with the SEC and subsequent filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.